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                             October 20, 2022

       Kai-Shing Tao
       Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 14,
2022
                                                            File No. 333-260615

       Dear Kai-Shing Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed October 14, 2022

       Cover Page

   1. We note your statement that you have "terminated most [emphasis added] of the contractual
arrangements with the VIEs." Please disclose clearly the contractual arrangements that
remain in place and their role in your reorganized structure.
   2.                                                   Please update your
disclosure regarding the company   s request to continue its listing on
                                                        The Nasdaq Stock
Market.
       Risk Factors, page 17

   3. We note that you have removed the section titled Risks Related to Our Corporate
 Kai-Shing Tao
Remark Holdings, Inc.
October 20, 2022
Page 2
      Structure. Please reinstate this section to clearly highlight that the PRC government may determine at any time that the contractual arrangements with the former VIEs did not comply with PRC regulations. Your revised disclosure should make clear that if these regulations change or are interpreted differently in the future, your shares and/or ADSs may decline in value or become worthless and that you may still be deemed to be unable to assert contractual control rights over the assets of the former VIEs. Include similar revisions to your Summary of Risk Factors.
       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameKai-Shing Tao
                                                           Division of
Corporation Finance
Comapany NameRemark Holdings, Inc.
                                                           Office of Technology
October 20, 2022 Page 2
cc:       Robert Friedman
FirstName LastName